Mail Stop 3561

March 17, 2010

E.V. Bonner, Jr., Esq.
Executive Vice President & General Counsel
Susser Holdings Corporation
4525 Ayers Street
Corpus Christi, Texas 78415

> **Re:** **Susser Holdings Corporation**
> **Form 10-K for Year Ended December 28, 2008**
> **Filed March 13, 2009**
> **File No. 1-33084**

Dear Mr. Bonner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Rod Miller, Esq.
        Weil, Gotshal & Manges LLP
        Via Facsimile